SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated February 3, 2006

                           Commission File No. 1-14838

                                   ----------
                                     Rhodia
                              (Name of Registrant)

                         Immeuble Coeur Defense - Tour A
                        110, Esplanade Charles de Gaulle
                            92400 Courbevoie, France
                    (Address of Principal Executive Offices)
                                   ----------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the
                        Securities Exchange Act of
                                     1934.

                                Yes: |_| No: |X|

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                         Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 31, 2006 announcing that Rhodia has finalized the sale of its latex business to Hexion Specialty Chemicals Group.

                                                                   PRESS RELEASE



                RHODIA COMPLETES THE SALE TO THE HEXION SPECIALTY
                     CHEMICALS GROUP OF ITS LATEX BUSINESS

Paris, January 31, 2006 ----- Following the announcement on November 4, 2005, of an agreement to sell to the US Hexion Specialty Chemicals Group its Latex business activities including dispersions and powders, as well as its organic foam control agents, Rhodia today announced the sale has been completed.

The latex dispersions and powders as well as the organic foam control agents are chiefly used in the markets for decorative paints, specialty mortars used in the construction industry, and liquid adhesives. This business employs a total of almost 440 people worldwide and generated net sales of approximately (euro)150m in 2004.

This disposal forms part of the campaign to exit non-strategic activities* and refocus its business portfolio.

* In our IAS financial statements for the year ended December 31, 2005, this activity will be presented as a "discontinued activity" for 2004 and 2005.

            This press release can be consulted at Rhodia's corporate
                            website: www.rhodia.com
                                     --------------

Hexion Specialty Chemicals, an American chemicals group, is the world's largest producer of thermosetting resins, commanding strategic positions across various end-markets and geographies. The Group chiefly serves the Adhesives and Coatings markets (industrial and decorative paints and coatings). Its corporate headquarters are based in Colombus, Ohio (USA). With 86 production and distribution units in 18 different countries - in North America, Europe and the Asia-Pacific region - the Hexion Group employs approximately 7,000 people and generated net sales of (euro)4 billion in 2004.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts
Press Relations
---------------
Lucia Dumas                (telephone graphic) 33-1 53 56 64 84
Anne-Laurence de Villepin       (telephone graphic) 33-1 53 56 64 04

Investor Relations
------------------
James Palmer               (telephone graphic) 33-1 53 56 64 89

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: February 3, 2006                        RHODIA

                                       By:    /s/ JEAN-PIERRE LABROUE
                                              --------------------------
                                       Name:  Jean-Pierre Labroue
                                       Title: General Counsel